CLEARINGBID MARKETS, INC.
(A Wholly Owned Subsidiary of
ClearingBid, Inc.)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69646

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ClearingBid Markets, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 THEODORE FREMD AVE Suite 206
(No. and Street)

RYE	NY	10850
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	2127514422	proche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

1411 Broadway 23FL	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Scanlon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TClearingbid Markets, Inc _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ed C Scanlon_ _____

Title:

CFO COO _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ClearingBid Markets, Inc
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Contents

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3-6

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ClearingBid Markets, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ClearingBid Markets, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 2, the Company's cash and working capital are not sufficient to complete its planned activities for one year from the issuance date of the financial statement. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.
Whippany, New Jersey

March 31, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	27,668
Clearing deposit		26,468
Prepaid expenses and other current assets		6,575
Total assets	$	60,711

Liabilities and stockholder's equity

Accounts payable and accrued expenses		43,919
Total liabilities	$	43,919

Stockholder's equity

Common stock $0.10 par value, 100 shares		
Authorized, issued and outstanding		10
Additional paid-In capital		1,397,937
Accumulated deficit		(1,381,155)
Total stockholder's equity		16,792
Total liabilities and stockholder's equity	$	60,711

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
As of December 31, 2025

1. Organization and Nature of Business

ClearingBid Markets, Inc. (the "Company") was incorporated in the state of Delaware on March 20, 2015. The Company is wholly-owned by ClearingBid, Inc. (the "Parent"). The Company's principal operation is to engage in private placement activity and advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016 (Commencement of Operations).

2. Going Concern, Liquidity and Related Party Transactions

The Company relies on the Parent for support. The Company has an expense sharing agreement with the Parent. Expenses such as salaries and payroll taxes are allocated to the Company as needed. The Parent allocated $4,131 of employee compensation, benefits and $4,800 of rent for the year ended December 31, 2025 to the Company under this agreement.

As shown in the accompanying financial statements, the Company incurred a net loss of $136,613 and net cash of approximately $117,280 was used in operations during the year ended December 31, 2025. The Parent contributed $127,356 in capital during the year ended December 31, 2025. As of December 31, 2025, the Company's available cash approximated $27,000 and liabilities approximated $43,900. In connection with the Company's assessment of going concern considerations in accordance with Accounting Standards Update 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company does not have sufficient resources to support the working capital needs of the Company which raises substantial doubt regarding our ability to continue as a going concern until the earlier of one year from the date of issuance of these financial statements.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

3. Summary of Significant Accounting Policies
Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Income Taxes

The Company is a C-corporation and accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2025, the Company had a deferred tax asset of approximately $407,000. This asset is primarily comprised of federal and state net operating loss ("NOL") carryforwards and a significant book-to-tax basis difference resulting from the capitalization of expenses for tax purposes. Due to the Company's history of losses, management has determined that it is more likely than not that the deferred tax assets will not be realized; accordingly, a full valuation allowance has been recorded.

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
As of December 31, 2025

4. Summary of Significant Accounting Policies (continued)
Income Taxes (continued)

For the year ended December 31, 2025, the Company recorded a financial statement loss of $136,600. As of December 31, 2025, the Company has approximately $1,363,000 in federal, New York State, and New York City NOLs.

Approximately $484,000 of accumulated federal NOL incurred in the years before 2019 will begin to expire in 15 years starting in 2036. Federal NOLs incurred in 2018 and subsequent years of approximately $879,000 will be carried forward indefinitely.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions would be sustained on the basis of the technical merits and (2) the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2025, the Company has not recorded any uncertain tax positions, interest, or penalties.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates

Allowance for Credit Losses

The Company follows ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
As of December 31, 2025

3. Summary of Significant Accounting Policies (continued)

Cash

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company considers money market accounts and money market funds to be cash equivalents. The Company does not have any cash equivalents.

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Company has significant cash balances at one financial institutions which throughout the year could regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

4. Clearing Deposit

The statement of financial condition includes a clearing deposit of $25,000 and $1,468 earned interest, that the Company maintains with its clearing broker. For the year ended December 31, 2025, the entity did not engage in any trading activities.

5. Regulatory Net Capital Requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $10,200 which was approximately $5,200 above its minimum requirement of $5,000.

6. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Underwriter or selling group participant and private placement. The Company has identified its CEO as its decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. Subsequent Events

The Company has evaluated subsequent events from January 1, 2026 through March 31, 2026, the date the financial statements were issued. There were capital contributions by the Parent of $5,000 on January 5, 2026 and January 30, 2026. The Company was Net Capital deficient from January 26, 2026 to January 30, 2026 due to timing of a delayed capital contribution from Parent.

No other events or transactions were noted which require recognition or disclosure in this financial statement.